

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 20, 2010

Thomas P. Lloyd
Campbell Strategic Allocation Fund, L.P.
Campbell Classic Trend Fund, L.P.
c/o Campbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, MD 21209

> **Re: Campbell Strategic Allocation Fund, L.P.**
> **Campbell Classic Trend Fund, L.P.**
> **Registration Statement on Form S-1**
> **Filed December 18, 2009**
> **File No. 333-163835**

Dear Mr. Lloyd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2008 and have issued comments in connection with that review. Please confirm that you will amend the Form S-1 as appropriate to reflect your responses to any comments we may issue on the Form 10-K. We will not be in a position to declare your registration statement effective until we have resolved all comments on the Form 10-K.

2.   Please tell us if you have filed this registration statement with the National Futures Association for their review.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note that your registration statement is an offering of units of limited partnership interests. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide us with an analysis regarding why prior performance information is not applicable to you regarding other funds organized by the sponsor.

5.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all sales materials proposed to be transmitted to prospective investors, orally or in writing. Please also submit information planned for inclusion on your website. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.

6.   Please explain to us why you believe it is appropriate to register the offerings of Campbell Strategic Allocation Fund, L.P. and Campbell Classic Trend Fund, L.P. on the same registration statement. To that effect, we note the following:

- The offering of Campbell Strategic Allocation Fund is a follow-on offering, while the offering of Campbell Classic Trend Fund is its initial public offering;

- Campbell Strategic Allocation Fund has assets and prior performance where Campbell Classic Trend Fund, L.P. is generally a blind pool;

- The units of Campbell Strategic Allocation Fund are only being offered to existing investors, but the units of Campbell Classic Trend Fund are being offered to new investors;

- Campbell Strategic Allocation Fund invests its assets in the trading advisor's Financial Metal & Energy Large Portfolio, while Campbell Classic Trend Fund's assets will be invested in the Trend Following Portfolio; and

- The offered units appear to have different fee arrangements and redemption restrictions.

In your analysis, please address the above facts as well as any other facts that you believe are relevant. Please disclose what consideration, if any, was given to whether combining the two offerings onto a single registration statement would confuse investors. Please also cite to any relevant precedent and statutory or regulatory guidance on the matter.

7.   We note your disclosure on page 41 that:

> The trading advisor will deposit the majority of those assets of the Classic Trend Fund that are not required to be deposited as margin with the futures broker and over-the-counter counterparty in a custodial account with Northern Trust Company. The assets deposited in the custodial account with Northern Trust Company will be segregated. Such custodial account will constitute approximately 40% to 80% of the Classic Trend Fund's assets and will be invested, directly by Wilmington Trust Investment Management LLC ("Wilmington"). …Wilmington will invest according to agreed upon investment guidelines that are modeled after those investments allowed by the futures broker as defined under The Commodity Exchange Act, Title 17, Part 1, § 1.25 Investment of customer funds. Investments can include, but are not limited to, (i) U.S. Government Securities, Government Agency Securities, Municipal Securities, banker acceptances and certificates of deposits; (ii) commercial paper; and (iii) corporate debt.

Please provide us with a detailed analysis as to how the fund will not be an investment company under the Investment Company Act and discuss, if applicable, any exemption you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

8.   With a view to disclosure, please explain to us why the Class A, B, C and D units will be exchanged for Class E units.

9.   We note that Campbell Classic Trend Fund was formed in December 2009. Please revise your disclosure to clearly identify, if true, that the general partner is the promoter. Please also provide the nature and amount of anything of value received or to be received, directly or indirectly, by the promoters as required by Item 404(c) of Regulation S-K. See also Rule 405 of Regulation C.

10.   We note your disclosure on the cover page, which states that "[t]here is no fixed termination date for the offering of the Units." Please note, however, that Item 501(b)(8) of Regulation S-K requires you to clearly disclose when the offering will end. Please revise throughout accordingly. Refer to Rule 415 of Regulation C for guidance.

11.   Please describe the factors considered in determining the offering price of the units. Please refer to Item 505 of Regulation S-K for guidance.

12.   Please provide a separate section that addresses all of the disclosure required by Item 202 of Regulation S-K.

13.   Please include the information required by Item 402 of Regulation S-K or explain why it is inapplicable.

14.   Please include the information required by Item 403 of Regulation S-K as applicable.

15.   Please include the information required by Item 404 of Regulation S-K as applicable.

Cover Page of Prospectus

16.   Please confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K.

17.   Please clearly disclose the amount of units being offered. Refer to Item 501(b)(2) of Regulation S-K.

18.   Please include a brief description of the underwriting arrangement for this offering. See Item 501(b)(8) of Regulation S-K for guidance.

19.   Please include the date of the prospectus. See Item 501(b)(9) of Regulation S-K.

Risk Factors, page 11

20.   We note that several risk factor subheadings merely state general facts about your business. For example only, we note the following subheadings:

   ▪   "Financing Arrangements; Availability of Credit;" page 12; and

   ▪   "Campbell & Company Analyzes Primarily Technical Market Data," page 14.

   Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a subheading and understand the risk as it specifically applies to you.

21.   Each risk factor should contain only one discreet risk. We note that several of

your risk factors contain multiple risks and therefore, they should be revised to present each separate risk under its own subheading. For example only, we note the risk factor "Your Investment Could be Illiquid; Suspension of Trading" on page 12. Please revise accordingly.

Campbell & Company, Inc., page 21

22.   Please briefly describe the portfolios of the other commodity pools listed in the second paragraph of this section. Furthermore, to the extent any of those funds are in direct competition of Campbell Strategic Allocation Fund or Campbell Classic Trend Fund, please disclose as such.

23.   We note that the principals have not and do not intend to purchase units. Please also disclose if there are any policies, written or otherwise, in place that limit the amount of units that a principal may purchase.

24.   Please provide more information about the Risk Committee, such as the number of employees who compose the committee and the amount of time the committee allocates to each fund operated by Campbell & Company. Furthermore, please also disclose the types of events that would lead the Risk Committee to override a specific trading signal.

Trading Systems, page 24

25.   We note your disclosure on page 24 that both portfolios trade futures, forward and option contracts on precious and base metals, energy products, stock market indices, interest rate instruments and other commodities. We also note your disclosure on pages 137-138 that "[i]n the future, the Funds may periodically enter into transactions in the forward or other markets which could be characterized as swap transactions." In this section, please describe in greater detail the instruments that the fund will invest in. For example, please describe in greater detail the amount of investments that will be futures contracts in commodities, equity indices and interest rates as compared to those investments in instruments that are generally unregulated such as forward contracts and swaps. For those instruments that the fund will invest in that are not regulated please describe in greater detail who the counterparties may be in those transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Strategic Allocation Fund, page 26

26.   We note that your discussion for the interim periods covers only the nine months ended September 30, 2009. Please explain why you have not provided a discussion for the comparative period of 2008. Refer to Rule 303 (b) of Regulation S-K.

Conflicts of Interest, page 42

27.   We note that Campbell & Company acts as a commodity pool operator for six other funds. We further note your disclosure that it also acts as the trading advisor to "other accounts." Please disclose the amount of accounts to which it serves as the trading advisor and whether any of those other accounts are in direct competition with Campbell Strategic Allocation Fund or Campbell Classic Trend Fund.

28.   Please disclose the amount of time that Campbell & Company expects to devote to the operation and trading of the Campbell Strategic Allocation Fund and Campbell Classic Trend Fund.

29.   Please briefly expand your disclosure about the written policies that govern proprietary trading by principals and employees of Campbell & Company.

The Selling Agents, page 43

30.   Please identify all selling agents known to you as of the time of effectiveness of this registration statement that will participate in the initial offering of Campbell Classic Trend Fund.

Charges to the Funds, page 45

Classic Trend Fund, page 49

31.   Please explain why different redemption fees are applied to the units of Campbell Classic Trend Fund.

Capitalization, page 58

Strategic Allocation Fund, page 58

32.   We note your presentation of pro forma capitalization assuming the maximum sale of units. Please explain to us why you believe that your presentation is appropriate given that the units will be offered on a best efforts basis, without any firm underwriting commitment

Distributions and Redemptions, page 58

Redemptions, page 58

33.   Please disclose if redemptions can be suspended or delayed by the general partner.

Plan of Distribution, page 66

34.   We note that there are different fees applied to the four units of Campbell Classic
        Trend that are being offered. Please thoroughly describe how the various units
        will be marketed and sold by the selling agents, taking into consideration the
        various fee structures that apply to each class.

The Selling Agents, page 68

35.   Please disclose that the selling agents may be deemed statutory underwriters.

Items of Compensation Pursuant to FINRA RULE 2310, page 72

36.   Please quantify the maximum amount of compensation to be paid.

Financial Statements and Notes

Campbell Strategic Allocation Fund, L.P.

37.   Please refer to notes 3 and 4 to the financial statements of the GP. We note that
        the GP reported advisory and performance fees receivable from Campbell
        Strategic Allocation Fund. Please tell us what periods these fees relate to and
        how the expense and liability to the GP have been reported by Campbell Strategic
        Allocation Fund.

Campbell & Company (the "GP")

Consolidated Balance Sheet as of September 30, 2009

38.   We note that the GP reported minority interest outside of equity. Please explain
        how your presentation complies with SFAS 160 / FASB ASC 805.

Note 12 Subsequent Events, page 123

39.   With respect to the acquisition of CFS by the GP, please quantify, if material, the
        financial impact of this transaction on the GP.

Part II – Information Not Required In Prospectus, page 1

Item 16. Exhibits and Financial Statement Schedules, page 2

Exhibits 5.1 and 5.2

40.   We note that counsel's opinions are limited to New York and Delaware General
        Corporation Law, however, we further note that the partnerships appear to be
        governed by the Delaware Revised Uniform Limited Partnership Act. Please
        remove this limitation from your opinions, or in the alternative, provide us with
        your analysis as to how counsel may opine on the formation and standing of the
        partnerships with the existing limitations.

41.   Notwithstanding the above comment, please have counsel confirm to us that any
        limitation to the relevant state law does not exclude applicable judicial
        interpretations and case law.

Signatures

42.   Please include the signature of your principal accounting officer or controller.
        Refer to Instruction 1 to Signatures on Form S-1 for guidance.

* * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority,
               declare the filing effective, it does not foreclose the Commission from taking
               any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Michael J. Schmidtberger, Esq.
    Sidley Austin LLP
    Via facsimile (212) 839-5599